Exhibit 1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Receives Competition Bureau Clearance for Hathor Acquisition
Saskatoon, Saskatchewan, Canada, October 6, 2011 . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) announced today that the Canadian Competition Bureau has issued a “no action letter” in connection with Cameco’s offer to acquire all of the outstanding shares of Hathor Exploration Limited (TSX: HAT) for cash consideration of $3.75 per share. The issuance of the no action letter, which provides that the Commissioner of the Competition Bureau does not intend to challenge the proposed acquisition, satisfies one of the conditions of the offer.
How to Tender Shares to the Offer
Cameco urges Hathor shareholders to carefully consider the information provided in Cameco’s take-over bid circular and then tender their shares to the offer before it expires at 5:00 p.m. (Vancouver time) on October 31, 2011. The take-over bid circular has been filed on SEDAR and is also available at www.cameco.com.
Hathor shareholders are encouraged to call Kingsdale Shareholder Services if they have questions or would like assistance tendering their shares to the offer. Shareholders can reach Kingsdale by email at contactus@kingsdaleshareholder.com, or by calling toll-free at
1-888-518-1552 (English or French). Banks and brokers can call collect at 1-416-867-2272.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593